Consumer Capital Group, Inc.

136-82 39th Ave, 4th Floor, Unit B

Flushing, New York, 11354

June 28, 2016

VIA EDGAR

Mara L. Ransom, Assistant Director

Office of Consumer Products

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re: Consumer Capital Group, Inc.

Form 8-K

Filed December 29, 2014

Response Dated May 4, 2016

Form 10-K for Fiscal Years Ended December 31, 2014 and

December 31, 2015

Filed May 4, 2016

File No. 000-54998

Dear Ms. Ransom:

We are in receipt of your comment letter dated May 18, 2016 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for Fiscal Years Ended December 31, 2014 and December 31, 2015

General

1.	We note your response to comment 1 and reissue in part. In this regard, we note your Company has filed a comprehensive annual report on Form 10-K for the fiscal years ended December 31, 2014 and December 31, 2015. However, your comprehensive annual report does not include quarterly information for fiscal year 2015.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we are currently working diligently to have our auditor completing the review of the financial statements for the quarterly periods ended March 31, 2015, June 30, 2015 and September 30, 2015. We anticipate that the Company will be in position to file the amended comprehensive annual report with the quarterly information by July 8, 2016.

Risk Factors, page 13

2.	Please include a risk factor that discusses your failure to timely file periodic and annual reports in the fiscal years ended December 31, 2014 and December 31, 2015. Please include in this risk factor the potential liability you face as a result of your failure to timely file these periodic and annual reports pursuant to the Securities Exchange Act of 1934.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we intend to revise the disclosure in the Form 10-K and include a risk factor about the potential liability we may face as a result of our failure to timely file periodic and annual reports pursuant to the Securities Exchange Act of 1934.

Should you have additional questions regarding the information contained herein, please call our lead outside securities counsel Joseph M. Lucosky, Managing Partner of Lucosky Brookman LLP at (732) 395-4402, or email him at jlucosky@lucbro.com.

Consumer Capital Group, Inc.

By:	/s/ Jianmin Gao
Name:	Jianmin Gao
Title:	President & Chief Executive Officer